

Mail Stop 3561

July 19, 2010

Sardar Biglari
Chief Executive Officer
Biglari Holdings Inc.
175 East Houston Street, Suite 1300
San Antonio, Texas 78205

Re: **Biglari Holdings Inc.**
               Revised Preliminary Proxy Statement on Schedule 14A
               Filed July 16, 2010
               File No. 001-12373

Dear Mr. Biglari:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1. We note your response to comment one of our letter dated July 14, 2010. Please revise to state, if true, that share issuances for the acquisition of businesses or assets, in and of themselves, will not increase the Incentive Compensation Amount for any year or any successive years.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact John Dana Brown at (202) 551-3859 if you have questions regarding this comment.

Sincerely,

John Dana Brown
Attorney-Advisor

cc: Michael Neidell, Esq.
        Fax: (212) 451-2222